

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-Mail</u>
Baoqing Dong
President, Chief Executive Officer and Chairman of the Board
US-PS Energy Save Construction Material Int'l, Inc.
699 Serramonte Blvd. Ste 212
Daly City, CA 94015

> **Re: US-PS Energy Save Construction Material Int'l, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 11, 2012**
> **File No. 333-181348**

Dear Mr. Dong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee, page 2

1.   Given your disclosure that your common stock is not traded on any public market, it does not appear that Rule 457(c) applies to your offering. Please revise your fee table accordingly.

2.   Refer to your disclosure on the prospectus cover page that your common stock is not traded on any public market. Please note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501 require that you disclose the fixed price at which your securities will be sold. Please revise your registration statement, including the prospectus cover page, summary, and plan of distribution disclosure to clarify the fixed price that the selling stockholders will sell the shares, even if your securities are quoted on the "Pink Sheets." In this regard, please note that we would not object if you elected to disclose that the selling shareholders will sell at the stated fixed price until your shares are quoted on the OTC *Bulletin Board* and thereafter at prevailing market prices or privately

negotiated prices; however, there will not be an established market for your securities unless they are listed on an exchange or the OTC Bulletin Board.

Prospectus Cover Page

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Summary, page 4

4.   Please reconcile your business strategy disclosed on pages 4 and 17 with your disclosure under the caption "Organization, Nature of Business and Trade Name" on page F-8.

5.   It appears from your disclosure that you may be a blank check company as defined in Rule 419(a)(2) of the Securities Act of 1933. We note, for example, that since inception you have not generated any revenues, you do not appear to have any dedicated full-time or part-time employees and, although you have presented a plan of operation, you have no website. Although you have entered into a joint venture agreement, we note you do not appear to have made any contribution toward the venture that would, under the terms of the agreement, allow you to receive any profits from the joint venture. Further, we note that you have disclosed a different business strategy on pages 4 and 17 than the intended business you disclose on page F-8. We also note that you have only issued

penny stock. Please tell us why you do not believe you are a blank check company. Alternatively, revise your registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

6.   We note that you share an address and similar names with eight other companies that filed registration statements on Form S-1 on May 11, 2012 to register the resale of the same number of shares of common stock at the same price by many of the same selling shareholders. Refer to the registration statements with file nos. 333-181340, 333-181341, 333-181342, 333-181343, 333-181344, 333-181346, 333-181348, 333-181349, and 333-181350. Please explain to us your relationship with these companies other than your shared address, if any, and provide us with your analysis as to how you determined that your disclosure obligations per Rule 408 do not require you to highlight these other eight transactions in your prospectus.

7.   Please revise your summary to highlight that you have not yet generated any revenues, as indicated on page F-5, as well as the size of your accumulated deficit as disclosed on page 5. Also disclose here that your audit report contains language concerning substantial doubt as to your ability to continue as a going concern. Finally, where you mention your contract with Nengjian Tianli, please expand to describe briefly the nature and business of this entity and your ownership interest in it.

8.   Given that you were formed in 2010 but "have not yet begun full scale operations" as you disclose on page 5, it appears that you may be "shell company" as defined in Rule 405. Please provide us with a detailed analysis as to whether you are a shell company. If you determine that you are a shell company, please revise to disclose this in your summary and revise throughout your prospectus as appropriate.

Risk Factors, page 5

We have a very limited operating history, page 5

9.   Refer to the second sentence. Please revise this risk factor to clarify that you have not sold any products commercially, as indicated throughout your prospectus, and to clarify that you have not yet generated any revenues, as indicated on page F-5.

We may have difficulty, page 5

10.   In an appropriate section, please disclose your funding requirements for the next 12 months, and discuss how you intend to meet these funding requirements. Add appropriate risk factor disclosure to the extent that you currently do not have sufficient funds to meet your requirements for the next 12 months.

Final approval from the Ministry of Commerce, page 6

11.   We note your disclosure throughout your risk factors regarding various Chinese legal and regulatory requirements, restrictions and complications. Please add a separately captioned section or sections, and revise your risk factors substantially, to address in detail the applicability of these regulations to you and your business, clarifying the status of your compliance and the remaining steps or hurdles required to comply or to maintain compliance with the applicable rules. In this regard, your disclosure should clarify the steps necessary to meet the ministry approval discussed here, the legal requirements referenced in the risk factor on the bottom of pages 6, the license requirements discussed on pages 7 and 8, and the labor laws discussed on page 9, including the applicability of the labor laws to your subcontractor arrangements disclosed on page 17.

Material weaknesses in our internal controls and financial reporting…, page 7

12.   We note that you do or will conduct a significant portion of your operations outside of the United States through a joint venture. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and who will be evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statement, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

<u>Do you have an audit committee financial expert?</u>

Since you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

<u>As a significant part, page 8</u>

13.   Please revise to clarify the extent to which your operations and personnel are in China. Please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws in light of your management's location outside of the United States.

<u>Non-compliance with the social insurance and housing fund, page 8</u>

14.   Please revise your disclosure here and where appropriate to quantify the extent of your contributory requirements discussed here and to clarify how you will fund your requirements.

Compensation for our employees, page 11

15.   Please reconcile your disclosure regarding your employees here with your disclosure on page 19 that you do not have any employees.

PRC Regulations relating to mergers and acquisitions, page 11

16.   Please revise your prospectus to provide separately captioned section or sections addressing in detail your joint venture arrangement and the specific applicability of the Chinese regulatory and structural requirements discussed on pages 11 through 14. In particular, your disclosure should make clear what factors would lead you or your affiliates to be considered a special purpose vehicle and why the "New M&A Rule" may or may not apply to you, the factors that would require the approvals or registrations discussed on page 12, and what such approvals would entail, the factors that would lead you to be considered a "PRC 'resident enterprise,'" as discussed on page 12, and the factors that would require registration with the State Administration of Foreign Exchange, as discussed on page 13, and the specific impact such determinations or requirements would have.

Risks Relating to our Stock, page 14

17.   Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act, and address the effect of the inapplicability to you of the proxy rules and section 16 of the Exchange Act.

Use of Proceeds, page 16

18.   Please revise the columnar heading entitled "September 30, 2011" to "December 31, 2011" so that your capitalization presentation agrees to the December 31, 2011 balance sheet presented on page F-4.

19.   Please revise to remove the caption of total assets, which appears relates to cash and cash equivalents, from your presentation of capitalization.

Dilution, page 16

20.   Please provide the disclosure required by Regulation S-K Item 506. In this regard, we note the difference between the price per share disclosed in Note D on page F-11 and the offering price disclosed on your prospectus cover page.

Market for Common Equity, page 17

21.   We note your disclosure regarding the lack of an established public trading market for your securities. Please provide the disclosure required by Regulation S-K Item 201(a)(2).

Description of Business and Property, page 17

22.   Given the apparent importance of your joint venture to your business plan, please expand your disclosure to discuss the nature, size and competitive position of this company. Also provide us with documentation to support the information you disclose, in particular the industry information and projections disclosed on page 17. Disclose any material relationship between you and your joint venture partner.

23.   Please expand your disclosure to discuss the material terms of your joint venture agreement, including your specific obligations under the agreement and the other party's specific obligations. Please clarify when you are required to make the disclosed capital contribution and how you intend to fund this contribution. Clarify the status of the agreement since it appears to require you to have already made at least one installment payment towards your capital contribution. Revise to make clear, if true, that you will not be able to receive any portion of the profits of this company until you make a capital contribution.

24.   Please provide the disclosure required by Regulation S-K Item 101(h). In this regard, clarify, if true, that you have not had any negotiations with potential suppliers, discuss the method of competition within your industry you intend to employ, if any, and discuss the effect of any United States regulations on your proposed exporting business. Also, please revise to clarify the extent to which you have not yet begun developing your business plan, as indicated in the last sentence of the paragraph numbered 2 on page 18.

Employees, page 17

25.   Please disclose the number of persons you have retained as subcontractors. For guidance, refer to the Compliance and Disclosure Interpretations of Regulation S-K section 203.01, available at our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Management's Discussion and Analysis of Fiscal Condition and Results of Operations, page 18

26.   We note that you state the discussion of your financial condition and results of operations should be read in conjunction with your *unaudited* financial statements as of December 31, 2011. It appears that the financial statements beginning on page F-1 are audited. Please revise or advise.

Plan of Operation, page 18

27.   Your disclosure under this caption does not appear to apply to your offering. Please
        remove this disclosure, or clarify the capital raising efforts discussed here and what
        offering you are discussing.

Liquidity and Capital Resources, page 18

28.   Please revise your filing to explain in more detail any known trends or any known
        demands, commitments, events or uncertainties that will result in or that are reasonably
        likely to result in the registrant's liquidity increasing or decreasing in any material way,
        including the $1,000,000 joint venture capital contribution discussed on page 17. If a
        material deficiency is identified, indicate the course of action that you have taken or
        propose to take to remedy the deficiency. Also, identify and separately describe internal
        and external sources of liquidity, and briefly discuss any material unused sources of
        liquid assets. Refer to the guidance in Item 303(A)(1) of Regulation S-K.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 18

29.   Please revise this section here to also provide an *analysis* of your results of operations.
        Discuss in more detail the nature of the general and administrative expenses that you
        incurred for each reporting presented on page F-5. Refer to the guidance in Item
        303(A)(3) of Regulation S-K.

Our Management, page 20

30.   Please revise to provide the information required by Regulation S-K Item 401(e).

Selling Stockholders, page 23

31.   We note your reference to exhibit 99.1 on page 23; however, Form S-1 does not permit
        incorporation by reference of this information. Please revise to provide all of the
        information required by Item 507 within the body of the prospectus. In this regard,
        please provide columns reflecting the amount of securities currently held and the amount
        of securities to be offered by each selling security holder. Also include columns
        reflecting the amount and percentage of securities, if applicable, to be owned by each
        selling security holder after completion of the offering. Finally, disclose material
        relationships you have with the selling security holders, if any.

32.   Please disclose the natural persons who have or share voting and dispositive power over
        the shares held by the entities identified in exhibit 99.1, including Hong Kong Million
        World Limited and Hanvic Far East Limited.

Financial Statements, page F-1

33.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-3

34.   We note that your audit report was signed by a U.S. audit firm and that the report appears to have been issued in Alameda, CA. We note from pages 4, 17 and throughout the filing that you have entered into a joint venture with Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd., a Chinese company, and that this appears to be your primary operations. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Alameda, CA. Refer to the guidance in Article 2 of Regulation S-X.

Notes to Financial Statements, page F-8

35.   We note from pages 4, 17 and throughout the filing that you entered into a twenty year arrangement with Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd., a Chinese company, and that you are a 16.25% partner in this joint venture. Please address the following comments:

- Please revise the filing to clearly explain when this transaction was consummated.

- Revise the filing to explain who holds the remaining 83.75% interest in this investment. Describe any relationships between your company and the other parties in this investment.

- Revise the filing to disclose how you account or are going to account for any transactions with Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd. Provide any disclosures required by Topic 850 of the FASB Accounting Standards Codification.

- Explain to us how you account or are going to account for your investment in Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd. Specifically address how you considered the guidance in Topic 810 of the FASB Accounting Standards Codification.

36.   Considering that the majority of your operations are outside the United States, please revise your notes to disclose how you considered the disclosure requirements of Topic 830 of the FASB Accounting Standards Codification.

37.   We note from page 18 and page F-4 that you had $339 of accounts payable to related parties as of December 31, 2010 outstanding. Please revise your filing to disclose the

requirements of 850-10-50-1(a) of the FASB Accounting Standards Codification for this related party accounts payable.

Recent Sales, page II-1

38.   Please provide the information required by Regulation S-K Item 701, including the exemption or exemptions from registration claimed.

Exhibit 5.1

39.   We note that the opinion is "limited to the laws of the State of Nevada... and a review of California law." The opinion you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must opine as to the law of California, the state in which the registrant is incorporated. Also, because the shares being offered are already outstanding, it is not clear why an additional "when sold" opinion is provided. Please file a revised opinion.

Exhibit 23.1

40.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Exhibit 99.2

41.   Please file the full, executed version of the agreement. We note that omitted from Article 58 are the date of execution of the agreement, the identities of the signatories to the agreement and the dates of their signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Harold P. Gewerter, Esq.